FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
                Registrant

Dated: November 15, 2004                                                   By :    /s/Harvey Keats/s/
                                                                       Title:     President

KNIGHT RESOURCES LTD.

November 15, 2004
Number: 07-04

KNIGHT COMMENCES LITIGATION AGAINST NOVAWEST

VANCOUVER (November 15, 2004) – Mr. David Patterson, Chief Executive Officer of Knight Resources Ltd. (the “Company”), reports that on November 12, 2004 the Company commenced litigation (the ‘Knight Action’) in the Supreme Court of British Columbia against Novawest Resources Inc., (‘Novawest’) and Brian F. Adams, Jerry W. Dibble, Patrick D. O’Brien and Peter W. Short (the ‘Personal Defendants’), all directors and officers of Novawest.

The Knight Action alleges that Novawest, at the behest of the Personal Defendants, filed a Statement of Claim in the Vancouver Registry of the British Columbia Supreme Court under Action No. S042230 on April 21, 2004 (the ‘Novawest Action’) with the purpose, among other things, of causing injury to the Company. The Company is not a defendant in the Novawest Action, but is party to an Option and Joint Venture Agreement with the primary defendant in the Novawest Action, Anglo American Exploration (Canada) Ltd., with respect to the property that is the subject of the Novawest Action. That property is referred to by the Company as the West Raglan Project.

The Knight Action also alleges that at all material times Novawest and the Personal Defendants knew or ought to have known that all allegations contained in the Novawest Action and an April 21, 2004 Novawest News Release were misrepresentations. Those misrepresentations were made by Novawest, at the behest of the Personal Defendants, with the intention of depressing the value of the Company’s shares generally and the amount of funds the Company can raise through the sale of treasury shares.

The Statement of Claim filed by the Company alleges the actions of Novawest and the Personal Defendants amount to 1) Interference with Economic Interests; 2) Abuse of Process; 3) Civil Conspiracy; and 4) Injurious Falsehood. A Statement of Claim that sets out in more detail the allegations in the lawsuit has been filed in the Vancouver Registry of the British Columbia Supreme Court under Action No. S046306.

ON BEHALF OF THE BOARD OF
KNIGHT RESOURCES LTD.

“David Patterson”
Chief Executive Officer

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's registration statement on Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com
3rd Floor, 157 Alexander Street
Vancouver • BC • Canada • V6A 1B8
Tel: (604) 684-6535 • Fax: (604) 602-9311
Toll Free: 1-877-KNIGHT5 (564-4485)
Web Site: http://www.knightresources.ca
E-mail: knight@bed-rock.com
TSX Venture Exchange Trading Symbol: KNP
Frankfurt Stock Exchange Trading Symbol: KRL

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE